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                                                                     EXHIBIT 3.3


                            SECTION 5, ARTICLE II OF
                        THE BY-LAWS OF HOLLY CORPORATION
                        (as amended September 22, 2000)

     Section 5. Proxies. At any meeting of the stockholders, each stockholder entitled to vote may vote either in person or by proxy, but no proxy shall be voted on after three years from its date, unless such proxy shall, on its face, name a longer period for which it is to remain in force. Each proxy either (a) shall be authorized in writing, subscribed by the stockholder or his duly authorized attorney, but need not be sealed, witnessed or acknowledged, and shall be filed with the Secretary at or before the meeting or (b) shall be authorized by means of an electronic transmission as permitted by law and shall be filed in accordance with the procedure established for the meeting.